EXHIBIT 99.1

Electrovaya Receives US$3.5 million Order for Batteries for Use by Existing Fortune 100 Customer

Customer is largest global end user of Company's batteries with more than 30 warehouse locations operating vehicles powered by Electrovaya batteries

TORONTO, ON / ACCESSWIRE / November 12, 2024 / Electrovaya Inc. (“Electrovaya” or the “Company”) (NASDAQ:ELVA)(TSX:ELVA), a leading lithium-ion battery technology and manufacturing company, today announced it has received a purchase order valued at approximately US$3.5 million for immediate delivery of its batteries from one of its OEM sales channels. The batteries will be used by a leading Fortune 100 e-commerce company in the United States and Australia for powering material handling electric vehicles in its warehouse operations.

“We are delighted to announce this repeat order to supply this leading Fortune 100 e-commerce customer with our batteries,” said Dr. Jeremy Dang, Vice President of Business Development at Electrovaya. “This customer has been the largest operator of our batteries to date with more than 30 distribution centers. We are pleased to see additional order volume coming from this key global customer. It is a testament to our commitment to providing reliable, safe and long-lasting battery solutions.”

Investor and Media, please contact:

Jason Roy

Director, Corporate Development and Investor Relations

Electrovaya Inc.

905-855-4618

jroy@electrovaya.com

Brett Maas, Managing Partner

Hayden IR

646-536-7331

brett@haydenir.com

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About Electrovaya Inc.

Electrovaya Inc. (NASDAQ:ELVA)(TSX:ELVA) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries. The Company has extensive IP and designs, develops and manufactures proprietary lithium-ion batteries and battery systems for energy storage and heavy duty electric vehicles based on its Infinity Battery Technology Platform. This technology offers enhanced safety and industry leading battery longevity. The Company is also developing next generation solid state battery technology at its Labs division. Headquartered in Ontario, Canada, Electrovaya has two operating sites in Canada and has acquired a 52-acre site with a 135,000 square foot manufacturing facility in New York state for its planned gigafactory. To learn more about Electrovaya, please explore www.electrovaya.com.

Forward-Looking Statements

This press release contains forward-looking statements, including statements that relate to, among other things, revenue, purchase orders, revenue guidance, mass production schedules, ability to deliver to customer requirements and revenue growth forecasts for the fiscal year ending September 30, 2025. Forward-looking statements can generally, but not always, be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “possible”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “objective” and “continue” (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors and assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Statements with respect to the Company’s intention to repay the promissory notes by the amended maturity date are based on an assumption that the Company will be able to repay the promissory notes by the amended maturity date. Factors that could cause actual results to differ materially from expectations include but are not limited to macroeconomic effects on the Company and its business, the Company’s liquidity and cash availability in excess of its operational requirements, and the ability to generate and sustain sales orders. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the Company’s Annual Information Form for the year ended September 30, 2023 under “Risk Factors”, and in the Company’s most recent annual and interim Management’s Discussion and Analysis under “Qualitative And Quantitative Disclosures about Risk and Uncertainties” as well as in other public disclosure documents filed with Canadian securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law.

SOURCE: Electrovaya, Inc.

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